Exhibit 4.1

This is a translation into English of the official Dutch version of the deed of amendment to the articles of association of a limited liability company under Dutch law. Definitions included in

Article 1 below appear in the English alphabetical order, but will appear in the Dutch alphabetical order in the official Dutch version. In the event of a conflict between the English

and

Dutch texts, the Dutch text shall prevail.

DEED OF AMENDMENT TO THE ARTICLES OF ASSOCIATION

MERUS N.V.

On this day, the twenty-ninth day of May two thousand and seventeen, appeared before me, Wijnand Hendrik Bossenbroek, civil law notary at Amsterdam:

Paul Cornelis Simon van der Bijl, employed at the offices of me, civil law notary, located at 1082 PR Amsterdam, Beethovenstraat 400, born in Haarlemmermeer on the twenty-sixth day of January nineteen hundred and eighty.

The person appearing declared that the general meeting of shareholders of Merus N.V., a limited liability company, having its corporate seat in Utrecht (address: 3584 CM Utrecht, Yalelaan 62, trade register number: 30189136) (the “Company”), at the annual general meeting of shareholders held on the twenty-fourth day of May two thousand and seventeen, decided, among other things, to amend the Company’s articles of association in their entirety.

A copy of the minutes of the abovementioned meeting (the “Minutes”) will be attached to this Deed as an annex.

The Company’s articles of association were most recently amended by a deed executed on the nineteenth day of May two thousand and sixteen before Freerk Volders, civil law notary at Rotterdam.

In order to carry out the abovementioned decision to amend the articles of association, the person appearing declared that he was hereby amending the Company’s articles of association in their entirety, as set out below:

ARTICLES OF ASSOCIATION

DEFINITIONS AND INTERPRETATION

Article 1

1.1	In these articles of association the following definitions shall apply:

Article	An article of these articles of association.

Board of Directors	The Company’s board of directors.

Board Rules	The internal rules applicable to the Board of Directors, as drawn up by the Board of Directors.

CEO	The Company’s chief executive officer.

Chairman	The chairman of the Board of Directors.

Class Meeting	The meeting of holders of shares of a certain class.

Company	The company to which these articles of association pertain.

DCC	The Dutch Civil Code.

Director	A member of the Board of Directors.

EURIBOR	The EURIBOR interest rate, as published by Thomson Reuters or another institution chosen by the Board of Directors, for loans with a maturity of three, six, nine or twelve months, whichever has had the highest mathematical average over the financial year (or the relevant part thereof) in respect of which the relevant distribution is made, but in any event no less than zero percent.

Executive Director	An executive Director.

General Meeting	The Company’s general meeting of shareholders.

Group Company	An entity or partnership which is organisationally connected with the Company in an economic unit within the meaning of Section 2:24b DCC.

Indemnified Officer	A current or former Director and such other current or former officer or employee of the Company or its Group Companies as designated by the Board of Directors.

Meeting Rights	With respect to the Company, the rights attributed by law

to the holders of depository receipts issued for shares with a company’s cooperation, including the right to attend and address a General Meeting.

Non-Executive Director	A non-executive Director.

Person with Meeting Rights	A shareholder, a usufructuary or pledgee with voting rights or a holder of depository receipts for shares issued with the Company’s cooperation.

Preferred Distribution

A distribution on the preferred shares for an amount equal to the Preferred Interest Rate calculated over the aggregate amount paid up on those preferred shares, whereby:

a.     any amount paid up on those preferred shares (including as a result of an issue of preferred shares) during the financial year (or the relevant part thereof) in respect of which the distribution is made shall only be taken into account proportionate to the number of days that elapsed during that financial year (or the relevant part thereof) after the payment was made on those preferred shares;

b.     any reduction of the aggregate amount paid up on preferred shares during the financial year (or the relevant part thereof) in respect of which the distribution is made shall be taken into account proportionate to the number of days that elapsed during that financial year (or the relevant part thereof) until such reduction was effected; and

c.     if the distribution is made in respect of part of a financial year, the amount of the distribution shall be proportionate to the number of days that elapsed during that part of the financial year.

Preferred Interest Rate	The mathematical average, calculated over the financial year (or the relevant part thereof) in respect of which a distribution is made on preferred shares, of the relevant EURIBOR interest rate, plus a margin not exceeding five hundred basis points (500bps) to be determined by the Board of Directors each time when, or before, preferred shares are issued without preferred shares already forming part of the Company’s issued share capital.

Registration Date	The date of registration for a General Meeting as provided by law.

Simple Majority	More than half of the votes cast.

Subsidiary

A subsidiary of the Company within the meaning of Section 2:24a DCC, including:

a.     an entity in whose general meeting the Company or one or more of its Subsidiaries can exercise, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the voting rights; and

b.     an entity of which the Company or one or more of its Subsidiaries are members or shareholders and can appoint or dismiss, whether or not by virtue of an agreement with other parties with voting rights, individually or collectively, more than half of the managing directors or of the supervisory directors, even if all parties with voting rights cast their votes.

1.2	Unless the context requires otherwise, references to “shares” or “shareholders” without further specification are to any class of shares or to the holders thereof, respectively.

1.3	References to statutory provisions are to those provisions as they are in force from time to time.

1.4	Terms that are defined in the singular have a corresponding meaning in the plural.

1.5	Words denoting a gender include each other gender.

1.6	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

NAME AND OFFICIAL SEAT

Article 2

2.1	The Company is a limited liability company (naamloze vennootschap) and its name is Merus N.V.

2.2	The Company has its official seat in Utrecht.

OBJECTS

Article 3

The Company’s objects are:

a.	to develop products and services in the area of biotechnology;

b.	to finance Group Companies or other parties;

c.	to borrow, to lend to raise funds, including the issue of bonds, promissory notes or other financial instruments or evidence of indebtedness as well as to enter into agreements in connection with the aforementioned;

d.	to supply advice and to render services to Group Companies or other parties;

e.	to render guarantees, to bind the Company, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties;

f.	to incorporate, to participate in any way whatsoever in, to manage, to supervise and to hold any other interest in other entities, companies, partnerships and businesses;

g.	to obtain, alienate, encumber, manage and exploit registered property and items of property in general;

h.	to trade in currencies, securities and items of property in general;

i.	to develop and trade in patent, trademarks, licenses, know-how and other industrial property rights; and

j.	to perform any and all activity of industrial, financial or commercial nature and to do anything which, in the widest sense of the word, is connected with or may be conducive to the objects described above.

SHARES - AUTHORISED SHARE CAPITAL AND DEPOSITORY RECEIPTS

Article 4

4.1	The Company’s authorised share capital amounts to eight million one hundred thousand euro (EUR 8,100,000).

4.2	The authorised share capital is divided into:

a.	forty-five million (45,000,000) common shares; and

b.	forty-five million (45,000,000) preferred shares,

each having a nominal value of nine eurocents (EUR 0.09).

4.3	The Board of Directors may resolve that one or more shares are divided into such number of fractional shares as may be determined by the Board of Directors. Unless specified differently, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.

4.4	The Company may cooperate with the issue of depository receipts for shares in its capital.

SHARES - FORM OF SHARES AND SHARE REGISTER

Article 5

5.1	All shares are registered shares, provided that the Board of Directors may resolve that one or more common shares are bearer shares, represented by physical share certificates.

5.2	The Board of Directors is not required to comply with a request made by a shareholder to convert one or more of his registered shares into bearer shares or vice versa. If the Board of Directors resolves to grant such a request, the shareholder concerned shall be charged for the costs of such conversion.

5.3	Registered shares shall be numbered consecutively, starting from 1 for each class of shares.

5.4	The Board of Directors shall keep a register setting out the names and addresses of all holders of registered shares and all holders of a usufruct or pledge in respect of such shares. The register shall also set out any other particulars that must be included in the register pursuant to applicable law. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.

5.5	Shareholders, usufructuaries and pledgees whose particulars must be set out in the register shall provide the Board of Directors with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars shall be borne by the party concerned.

5.6	All notifications may be sent to shareholders, usufructuaries and pledgees whose particulars must be set out in the register at their respective addresses as set out in the register.

5.7	If the Board of Directors has resolved that one or more common shares are bearer shares, share certificates shall be issued for such bearer shares in such form as the Board of Directors may determine. Share certificates may represent one or more bearer shares. Each share certificate shall be signed by or on behalf of a Director.

5.8	The holder of evidence of a bearer share may request the Company to provide him with a duplicate for a missing share certificate. The Company shall only provide such duplicate:

a.	if the party making the request can demonstrate, to the satisfaction of the Board of Directors, that such party is indeed entitled to receive such duplicate; and

b.	if a period of four weeks has elapsed after having published the request on the Company’s website, without any objection to such request having been received by the Company within that period.

5.9	If an objection as referred to in Article 5.8 paragraph b. has been received by the Company in a timely fashion, the Company shall only provide the duplicate to the party who requested such duplicate after having been provided with a copy of a binding advice or court order to provide such duplicate, without the Company being required to investigate the competence of the relevant arbitrators or court, as the case may be, or the validity of such binding advice or judgment, as the case may be.

5.10	Upon a duplicate of a share certificate for a bearer share having been provided by the Company, such duplicate shall replace the original share certificate and no rights can be derived any longer from the share certificate thus replaced.

SHARES - ISSUE

Article 6

6.1	Shares can be issued pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to issue shares, the General Meeting shall not have this authority.

6.2	Article 6.1 applies mutatis mutandis to the granting of rights to subscribe for shares, but does not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

6.3	The Company may not subscribe for shares in its own capital.

SHARES - PRE-EMPTION RIGHTS

Article 7

7.1	Upon an issue of shares, each holder of common shares shall have a pre-emption right in proportion to the aggregate nominal value of his common shares. No pre-emption rights are attached to preferred shares.

7.2	In deviation of Article 7.1, holders of common shares do not have pre-emption rights in respect of:

a.	preferred shares;

b.	shares issued against non-cash contribution; or

c.	shares issued to employees of the Company or of a Group Company.

7.3	The Company shall announce an issue with pre-emption rights and the period during which those rights can be exercised in the State Gazette and in a daily newspaper with national distribution, unless all shares are registered shares and the announcement is sent in writing to all shareholders at the addresses submitted by them.

7.4	Pre-emption rights may be exercised for a period of at least two weeks after the date of announcement in the State Gazette or after the announcement was sent to the shareholders.

7.5	Pre-emption rights may be limited or excluded by a resolution of the General Meeting or of the body authorised as referred to in Article 6.1, if that body was authorised by the

General Meeting for this purpose for a specified period not exceeding five years. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to limit or exclude pre-emption rights, the General Meeting shall not have this authority.

7.6	A resolution of the General Meeting to limit or exclude pre-emption rights, or to grant an authorisation as referred to in Article 7.5, shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

7.7	The preceding provisions of this Article 7 apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

SHARES - PAYMENT

Article 8

8.1	Without prejudice to Article 8.2, the nominal value of a share and, if the share is subscribed for at a higher price, the difference between these amounts must be paid up upon subscription for that share. However, it may be stipulated that part of the nominal value of a preferred share, not exceeding three quarters thereof, need not be paid up until the Company has called for payment. The Company shall observe a reasonable notice period of at least one month with respect to any such call for payment.

8.2	Parties who professionally place shares for their own account may be allowed by virtue of an agreement to pay up less than the nominal value of the shares subscribed for by them, provided that at least ninety-four percent (94%) of this amount is paid up in cash ultimately upon subscription for those shares.

8.3	Shares must be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.

8.4	Payment in a currency other than the euro may only be made with the Company’s consent. Where such a payment is made, the payment obligation is satisfied for the amount in euro for which the paid amount can be freely exchanged. Without prejudice to the last sentence of Section 2:80a(3) DCC, the date of the payment determines the exchange rate.

SHARES - FINANCIAL ASSISTANCE

Article 9

9.1	The Company may not provide security, give a price guarantee, warrant performance in any other way or commit itself jointly and severally or otherwise with or for others with a view to the subscription for or acquisition of shares or depository receipts for shares in its capital by others. This prohibition applies equally to Subsidiaries.

9.2	The Company and its Subsidiaries may not provide loans with a view to the subscription for or acquisition of shares or depository receipts for shares in the Company’s capital by others, unless the Board of Directors resolves to do so and Section 2:98c DCC is observed.

9.3	The preceding provisions of this Article 9 do not apply if shares or depository receipts for shares are subscribed for or acquired by or for employees of the Company or of a Group Company.

SHARES - ACQUISITION OF OWN SHARES

Article 10

10.1	The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.

10.2	The Company may only acquire fully paid up shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Board of Directors for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.

10.3	An authorisation as referred to in Article 10.2 remains valid for no longer than eighteen months. When granting such authorisation, the General Meeting shall determine the number of shares that may be acquired, how they may be acquired and within which range the acquisition price must be. An authorisation shall not be required for the Company to acquire common shares in its own capital in order to transfer them to employees of the Company or of a Group Company pursuant to an arrangement applicable to them, provided that these common shares are included on the price list of a stock exchange.

10.4	Without prejudice to Articles 10.1 through 10.3, the Company may acquire shares in its own capital for cash consideration or for consideration satisfied in the form of assets. In the case of a consideration being satisfied in the form of assets, the value thereof, as determined by the Board of Directors, must be within the range stipulated by the General Meeting as referred to in Article 10.3.

10.5	The previous provisions of this Article 10 do not apply to shares acquired by the Company under universal title of succession.

10.6	In this Article 10, references to shares include depository receipts for shares.

SHARES - REDUCTION OF ISSUED SHARE CAPITAL

Article 11

11.1	The General Meeting can resolve to reduce the Company’s issued share capital by cancelling shares or by reducing the nominal value of shares by virtue of an amendment to these articles of association. The resolution must designate the shares to which the resolution relates and it must provide for the implementation of the resolution.

11.2	A resolution to cancel shares may only relate to:

a.	shares held by the Company itself or in respect of which the Company holds the depository receipts; and

b.	all preferred shares, with repayment of the amounts paid up in respect thereof and provided that, to the extent allowed under Articles 30.1 and 30.6, a distribution is made on those preferred shares, in proportion to the amounts paid up on those preferred shares, immediately prior to such cancellation becoming effective, for an aggregate amount of:

i.	the total of all Preferred Distributions (or parts thereof) in relation to financial years prior to the financial year in which the cancellation occurs, to the extent that these should have been distributed but have not yet been distributed as described in Article 32.1; and

ii.	the Preferred Distribution calculated in respect of the part of the financial year in which the cancellation occurs, for the number of days that have elapsed during such part of the financial year.

11.3	A resolution of the General Meeting to reduce the Company’s issued share capital shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

11.4	If a resolution of the General Meeting to reduce the Company’s issued share capital relates to preferred shares, such resolution shall always require the prior or simultaneous approval of the Class Meeting of preferred shares.

SHARES - ISSUE AND TRANSFER REQUIREMENTS

Article 12

12.1	Except as otherwise provided or allowed by Dutch law, the issue or transfer of a share shall require a deed to that effect and, in the case of a transfer and unless the Company itself is a party to the transaction, acknowledgement of the transfer by the Company.

12.2	The acknowledgement shall be set out in the deed or shall be made in such other manner as prescribed by law.

12.3	For as long as common shares are admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the common shares reflected in the register administered by the relevant transfer agent.

SHARES - USUFRUCT AND PLEDGE

Article 13

13.1	Shares can be encumbered with a usufruct or pledge. The creation of a pledge on preferred shares shall require the prior approval of the Board of Directors.

13.2	The voting rights attached to a share which is subject to a usufruct or pledge vest in the shareholder concerned.

13.3	In deviation of Article 13.2:

a.	the holder of a usufruct or pledge on common shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created; and

b.	the holder of a usufruct or pledge on preferred shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created and this was approved by the Board of Directors.

13.4	Shareholders without voting rights and usufructuaries and pledgees with voting rights will have Meeting Rights. Usufructuaries and pledgees without voting rights shall not have Meeting Rights.

SHARES - TRANSFER RESTRICTIONS

Article 14

14.1	A transfer of preferred shares shall require the prior approval of the Board of Directors. A shareholder wishing to transfer preferred shares must first request the Board of Directors to grant such approval. A transfer of common shares is not subject to transfer restrictions under these articles of association.

14.2	A transfer of the preferred shares to which the request for approval relates must take place within three months after the approval of the Board of Directors has been granted or is deemed to have been granted pursuant to Article 14.3.

14.3	The approval of the Board of Directors shall be deemed to have been granted:

a.	if no resolution granting or denying the approval has been passed by the Board of Directors within three months after the Company has received the request for approval; or

b.	if the Board of Directors, when denying the approval, does not notify the requesting shareholder of the identity of one or more interested parties willing to purchase the relevant preferred shares.

14.4	If the Board of Directors denies the approval and notifies the requesting shareholder of the identity of one or more interested parties, the requesting shareholder shall notify the Board of Directors within two weeks after having received such notice whether:

a.	he withdraws his request for approval, in which case the requesting shareholder cannot transfer the relevant preferred shares; or

b.	he accepts the interested party(ies), in which case the requesting shareholder shall promptly enter into negotiations with the interested party(ies) regarding the price to be paid for the relevant preferred shares.

If the requesting shareholder does not notify the Board of Directors of his choice in a timely fashion, he shall be deemed to have withdrawn his request for approval, in which case he cannot transfer the relevant preferred shares.

14.5	If an agreement is reached in the negotiations referred to in Article 14.4 paragraph b. within two weeks after the end of the period referred to in Article 14.4, the relevant preferred shares shall be transferred for the agreed price within three months after such agreement having been reached. If no agreement is reached in these negotiations in a timely fashion:

a.	the requesting shareholder shall promptly notify the Board of Directors thereof; and

b.	the price to be paid for the relevant preferred shares shall be equal to the value thereof, as determined by one or more independent experts to be appointed by the requesting shareholder and the interested party(ies) by mutual agreement.

14.6	If no agreement is reached on the appointment of the independent expert(s) as referred to in Article 14.5 paragraph b. within two weeks after the end of the period referred to in Article 14.5:

a.	the requesting shareholder shall promptly notify the Board of Directors thereof; and

b.	the requesting shareholder shall promptly request the president of the district court in whose district the Company has its official seat to appoint three independent experts to determine the value of the relevant preferred shares.

14.7	If and when the value of the relevant preferred shares has been determined by the independent expert(s), irrespective of whether he/they was/were appointed by mutual agreement or by the president of the relevant district court, the requesting shareholder shall promptly notify the Board of Directors of the value so determined. The Board of Directors shall then promptly inform the interested party(ies) of such value, following which the/each interested party may withdraw from the sale procedure by giving notice thereof the Board of Directors within two weeks.

14.8	If any interested party withdraws from the sale procedure in accordance with Article 14.7, the Board of Directors:

a.	shall promptly inform the requesting shareholder and the other interested party(ies), if any, thereof; and

b.	shall give the opportunity to the/each other interested party, if any, to declare to the Board of Directors and the requesting shareholder, within two weeks, his willingness to acquire the preferred shares having become available as a result of the withdrawal, for the price determined by the independent expert(s) (with the Board of Directors being entitled to determine the allocation of such preferred shares among any such willing interested party(ies) at its absolute discretion).

14.9	If it becomes apparent to the Board of Directors that all relevant preferred shares can be transferred to one or more interested parties for the price determined by the independent expert(s), the Board of Directors shall promptly notify the requesting shareholder and such interested party(ies) thereof. Within three months after sending such notice the relevant preferred shares shall be transferred.

14.10	If it becomes apparent to the Board of Directors that not all relevant preferred shares can be transferred to one or more interested parties for the price determined by the independent expert(s):

a.	the Board of Directors shall promptly notify the requesting shareholder thereof; and

b.	the requesting shareholder shall be free to transfer all relevant preferred shares, provided that the transfer takes place within three months after having received the notice referred to in paragraph a.

14.11	The Company may only be an interested party under this Article 14 with the consent of the requesting shareholder.

14.12	All notices given pursuant to this Article 14 shall be provided in writing.

14.13	The preceding provisions of this Article 14 do not apply:

a.	to the extent that a shareholder is under a statutory obligation to transfer preferred shares to a previous holder thereof;

b.	if it concerns a transfer in connection with an enforcement of a pledge pursuant to Section 3:248 DCC in conjunction with Section 3:250 or 3:251 DCC; or

c.	if it concerns a transfer to the Company, except in the case that the Company acts as an interested party pursuant to Article 14.11.

14.14	This Article 14 applies mutatis mutandis in case of a transfer of rights to subscribe for preferred shares.

BOARD OF DIRECTORS - COMPOSITION

Article 15

15.1	The Company has a Board of Directors consisting of:

a.	one or more Executive Directors, being primarily charged with the Company’s day-to-day operations; and

b.	one or more Non-Executive Directors, being primarily charged with the supervision of the performance of the duties of the Directors.

The Board of Directors shall be composed of individuals.

15.2	The Board of Directors shall determine the number of Executive Directors and the number of Non-Executive Directors.

15.3	The Board of Directors shall elect an Executive Director to be the CEO. The Board of Directors may dismiss the CEO, provided that the CEO so dismissed shall subsequently continue his term of office as an Executive Director without having the title of CEO.

15.4	The Board of Directors shall elect a Non-Executive Director to be the Chairman. The Board of Directors may dismiss the Chairman, provided that the Chairman so dismissed shall subsequently continue his term of office as a Non-Executive Director without having the title of Chairman.

15.5	If a Director is absent or incapacitated, he may be replaced temporarily by a person whom the Board of Directors has designated for that purpose and, until then, the other Director(s) shall be charged with the management of the Company. If all Directors are absent or incapacitated, the management of the Company shall be attributed to the person who most recently ceased to hold office as the CEO. If such former CEO is unwilling or unable to accept that position, the management of the Company shall be attributed to the person who most recently ceased to hold office as the Chairman. If such former Chairman is also unwilling or unable to accept that position, the management of the Company shall be attributed to one or more persons whom the General Meeting has designated for that purpose. The person(s) charged with the management of the Company in this manner, may designate one or more persons to be charged with the management of the Company in addition to, or together with, such person(s).

15.6	A Director shall be considered to be unable to act within the meaning of Article 15.5:

a.	in a period during which the Company has not been able to contact him (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board of Directors on the basis of the facts and circumstances at hand);

b.	during his suspension; or

c.	in the deliberations and decision-making of the Board of Directors on matters in relation to which he has declared to have, or in relation to which the Board of Directors has established that he has, a conflict of interests as described in Article 18.7.

BOARD OF DIRECTORS - APPOINTMENT, SUSPENSION AND DISMISSAL

Article 16

16.1	The General Meeting shall appoint the Directors and may at any time suspend or dismiss any Director. In addition, the Board of Directors may at any time suspend an Executive Director.

16.2	The General Meeting can only appoint Directors upon a nomination by the Board of Directors. The General Meeting may at any time resolve to render such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Board of Directors. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is rendered non-binding. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

16.3	At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.

16.4	Upon the appointment of a person as a Director, the General Meeting shall determine whether that person is appointed as Executive Director or as Non-Executive Director.

16.5	A resolution of the General Meeting to suspend or dismiss a Director shall require a majority of at least two thirds of the votes cast representing more than half of the issued share capital, unless the resolution is passed at the proposal of the Board of Directors. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.

16.6	If a Director is suspended and the General Meeting does not resolve to dismiss him within three months from the date of such suspension, the suspension shall lapse.

BOARD OF DIRECTORS - DUTIES AND ORGANISATION

Article 17

17.1	The Board of Directors is charged with the management of the Company, subject to the restrictions contained in these articles of association. In performing their duties, Directors shall be guided by the interests of the Company and of the business connected with it.

17.2	The Board of Directors shall draw up Board Rules concerning its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the Directors shall act in compliance with the Board Rules.

17.3	The Directors may allocate their duties amongst themselves in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board of Directors, provided that:

a.	the Executive Directors shall be charged with the Company’s day-to-day operations;

b.	the task of supervising the performance of the duties of the Directors cannot be taken away from the Non-Executive Directors;

c.	the Chairman must be a Non-Executive Director; and

d.	the making of proposals for the appointment of a Director and the determination of the compensation of the Executive Directors cannot be allocated to an Executive Director.

17.4	The Board of Directors may determine in writing, in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board of Directors, that one or more Directors can validly pass resolutions in respect of matters which fall under his/their duties.

17.5	The Board of Directors shall establish the committees which the Company is required to have and otherwise such committees as are deemed to be appropriate by the Board of Directors. The Board of Directors shall draw up (and/or include in the Board Rules) rules concerning the organisation, decision-making and other internal matters of its committees.

17.6	The Board of Directors may perform the legal acts referred to in Section 2:94(1) DCC without the prior approval of the General Meeting.

BOARD OF DIRECTORS - DECISION-MAKING

Article 18

18.1	Without prejudice to Article 18.5, each Director may cast one vote in the decision-making of the Board of Directors.

18.2	A Director can be represented by another Director holding a written proxy for the purpose of the deliberations and the decision-making of the Board of Directors.

18.3	Resolutions of the Board of Directors and resolutions of the group of Non-Executive Directors shall be passed, irrespective of whether this occurs at a meeting or otherwise, by Simple Majority unless the Board Rules provide differently.

18.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast.

18.5	Where there is a tie in any vote of the Board of Directors, the Chairman shall have a casting vote, provided that there are at least three Directors in office. Otherwise, the relevant resolution shall not have been passed.

18.6	The Executive Directors shall not participate in the decision-making concerning the determination of the compensation of Executive Directors.

18.7	A Director shall not participate in the deliberations and decision-making of the Board of Directors on a matter in relation to which he has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it. If, as a result thereof, no resolution can be passed by the Board of Directors, the resolution may nevertheless be passed by the Board of Directors as if none of the Directors has a conflict of interests as described in the previous sentence.

18.8	Meetings of the Board of Directors can be held through audio-communication facilities, unless a Director objects thereto.

18.9	Resolutions of the Board of Directors may, instead of at a meeting, be passed in writing, provided that all Directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 18.1 through 18.7 apply mutatis mutandis.

18.10	The approval of the General Meeting is required for resolutions of the Board of Directors concerning a material change to the identity or the character of the Company or the business, including in any event:

a.	transferring the business or materially all of the business to a third party;

b.	entering into or terminating a long-lasting alliance of the Company or of a Subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for the Company; and

c.	acquiring or disposing of an interest in the capital of a company by the Company or by a Subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company’s most recently adopted annual accounts.

18.11	The absence of the approval of the General Meeting of a resolution as referred to in Article 18.10 shall result in the relevant resolution being null and void pursuant to Section 2:14(1) DCC but shall not affect the powers of representation of the Board of Directors or of the Directors.

BOARD OF DIRECTORS - COMPENSATION

Article 19

19.1	The General Meeting shall determine the Company’s policy concerning the compensation of the Board of Directors with due observance of the relevant statutory requirements.

19.2	The compensation of Directors shall be determined by the Board of Directors with due observance of the policy referred to in Article 19.1.

19.3	The Board of Directors shall submit proposals concerning arrangements in the form of shares or rights to subscribe for shares to the General Meeting for approval. This proposal must at least include the number of shares or rights to subscribe for shares that may be awarded to the Board of Directors and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

BOARD OF DIRECTORS - REPRESENTATION

Article 20

20.1	The Board of Directors is entitled to represent the Company.

20.2	The power to represent the Company also vests in the CEO individually, as well as in any other two Executive Directors acting jointly.

20.3	The Company may grant powers of attorney to represent the Company and determine the scope of such powers of attorney. If a power of attorney is granted to an individual, the Board of Directors may grant an appropriate title to such person.

INDEMNITY

Article 21

21.1	The Company shall indemnify and hold harmless each of its Indemnified Officers against:

a.	any financial losses or damages incurred by such Indemnified Officer; and

b.	any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative, investigative or other nature, formal or informal, in which he becomes involved, to the extent this relates to his current or former position with the Company and/or a Group Company and in each case to the fullest extent permitted by applicable law.

21.2	No indemnification shall be given to an Indemnified Officer:

a.	if a competent court or arbitral tribunal has established, without possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 21.1 result from either an improper performance of his duties as an officer of the Company or an unlawful or illegal act;

b.	to the extent that his financial losses, damages and expenses are covered under an insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so); or

c.	in relation to proceedings brought by such Indemnified Officer against the Company, except for proceedings brought to enforce indemnification to which he is entitled pursuant to these articles of association or an agreement between such Indemnified Officer and the Company which has been approved by the Board of Directors.

21.3	The Board of Directors may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 21.1.

GENERAL MEETING - CONVENING AND HOLDING MEETINGS

Article 22

22.1	Annually, at least one General Meeting shall be held. This annual General Meeting shall be held within six months after the end of the Company’s financial year.

22.2	A General Meeting shall also be held:

a.	within three months after the Board of Directors has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required; and

b.	whenever the Board of Directors so decides.

22.3	General Meetings must be held in the place where the Company has its official seat or in Amsterdam, The Hague, Rotterdam or Schiphol (Haarlemmermeer).

22.4	If the Board of Directors has failed to ensure that a General Meeting as referred to in Articles 22.1 or 22.2 paragraph a. is held, each Person with Meeting Rights may be authorised by the court in preliminary relief proceedings to do so.

22.5	One or more Persons with Meeting Rights who collectively represent at least the part of the Company’s issued share capital prescribed by law for this purpose may request the Board of Directors in writing to convene a General Meeting, setting out in detail the matters to be discussed. If the Board of Directors has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may be authorised, at his/their request, by the court in preliminary relief proceedings to convene a General Meeting.

22.6	Any matter of which the discussion has been requested in writing by one or more Persons with Meeting Rights who, individually or collectively, represent at least the part of the Company’s issued share capital prescribed by law for this purpose shall be included in the convening notice or announced in the same manner, if the Company has received the substantiated request or a proposal for a resolution no later than on the sixtieth day prior to that of the General Meeting.

22.7	A General Meeting must be convened with due observance of the relevant statutory minimum convening period.

22.8	All Persons with Meeting Rights must be convened for the General Meeting in accordance with applicable law. The holders of registered shares may be convened for the General Meeting by means of convening letters sent to the addresses of those shareholders in accordance with Article 5.6. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.

GENERAL MEETING - PROCEDURAL RULES

Article 23

23.1	The General Meeting shall be chaired by one of the following individuals, taking into account the following order of priority:

a.	by the Chairman, if there is a Chairman and he is present at the General Meeting;

b.	by the CEO, if there is a CEO and he is present at the General Meeting;

c.	by another Director who is chosen by the Directors present at the General Meeting from their midst; or

d.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through d. may appoint another person to chair the General Meeting instead of him.

23.2	The chairman of the General Meeting shall appoint another person present at the General Meeting to act as secretary and to minute the proceedings at the General Meeting. The minutes of a General Meeting shall be adopted by the chairman of that General Meeting or by the Board of Directors. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be prepared. Every Director may instruct a civil law notary to draw up such an official report at the Company’s expense.

23.3	The chairman of the General Meeting shall decide on the admittance to the General Meeting of persons other than:

a.	the persons who have Meeting Rights at that General Meeting, or their proxyholders; and

b.	those who have a statutory right to attend that General Meeting on other grounds.

23.4	The holder of a written proxy from a Person with Meeting Rights who is entitled to attend a General Meeting shall only be admitted to that General Meeting if the proxy is determined to be acceptable by the chairman of that General Meeting.

23.5	The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or driver’s license and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances. Persons who do not comply with these requirements may be refused entry to the General Meeting.

23.6	The chairman of the General Meeting has the right to eject any person from the General Meeting if he considers that person to disrupt the orderly proceedings at the General Meeting.

23.7	The General Meeting may be conducted in a language other than the Dutch language, if so determined by the chairman of the General Meeting.

23.8	The chairman of the General Meeting may limit the amount of time that persons present at the General Meeting are allowed to take in addressing the General Meeting and the number of questions they are allowed to raise, with a view to safeguarding the orderly proceedings at the General Meeting. The chairman of the General Meeting may also adjourn the meeting if he considers that this shall safeguard the orderly proceedings at the General Meeting.

GENERAL MEETING - EXERCISE OF MEETING AND VOTING RIGHTS

Article 24

24.1	Each Person with Meeting Rights has the right to attend, address and, if applicable, vote at General Meetings, whether in person or represented by the holder of a written proxy. Holders of fractional shares together constituting the nominal value of a share of the relevant class shall exercise these rights collectively, whether through one of them or through the holder of a written proxy.

24.2	The Board of Directors may decide that each Person with Meeting Rights is entitled, whether in person or represented by the holder of a written proxy, to participate in, address and, if applicable, vote at the General Meeting by electronic means of communication. For the purpose of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, to observe in real time the proceedings at the General Meeting and, if applicable, to vote. The Board of Directors may impose conditions on the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and security of the communication. Such conditions must be announced in the convening notice.

24.3	The Board of Directors can also decide that votes cast through electronic means of communication or by means of a letter prior to the General Meeting are considered to be votes that are cast during the General Meeting. These votes shall not be cast prior to the Registration Date.

24.4	For the purpose of Articles 24.1 through 24.3, those who have voting rights and/or Meeting Rights on the Registration Date and are recorded as such in a register designated by the Board of Directors shall be considered to have those rights, irrespective of whoever is entitled to the shares or depository receipts at the time of the General Meeting. Unless Dutch law requires otherwise, the Board of Directors is free to determine, when convening a General Meeting, whether the previous sentence applies.

24.5

Each Person with Meeting Rights must notify the Company in writing of his identity and his intention to attend the General Meeting. This notice must be received by the Company ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such General Meeting is convened. Persons with Meeting Rights that have not complied with this requirement may be refused entry to the General

Meeting. When a General Meeting is convened the Board of Directors may stipulate not to apply the previous provisions of this Article 24.5 in respect of the exercise of Meeting Rights and/or voting rights attached to preferred shares at such General Meeting.

GENERAL MEETING - DECISION-MAKING

Article 25

25.1	Each share, irrespective of which class it concerns, shall give the right to cast one vote at the General Meeting. Fractional shares of a certain class, if any, collectively constituting the nominal value of a share of that class shall be considered to be equivalent to such a share.

25.2	No vote may be cast at a General Meeting in respect of a share belonging to the Company or a Subsidiary or in respect of a share for which any of them holds the depository receipts. Usufructuaries and pledgees of shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant share belonged to the Company or a Subsidiary. Neither the Company nor a Subsidiary may vote shares in respect of which it holds a usufruct or a pledge.

25.3	Unless a greater majority is required by law or by these articles of association, all resolutions of the General Meeting shall be passed by Simple Majority.

25.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Shares in respect of which an invalid or blank vote has been cast and shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is represented at a General Meeting.

25.5	Where there is a tie in any vote of the General Meeting, the relevant resolution shall not have been passed.

25.6	The chairman of the General Meeting shall decide on the method of voting and the voting procedure at the General Meeting.

25.7	The determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. If the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights who is present so requires. The legal consequences of the original vote shall lapse as a result of the new vote.

25.8	The Board of Directors shall keep a record of the resolutions passed. The record shall be available at the Company’s office for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.

25.9	The Directors shall, in that capacity, have an advisory vote at the General Meetings.

GENERAL MEETING - SPECIAL RESOLUTIONS

Article 26

26.1	The following resolutions can only be passed by the General Meeting at the proposal of the Board of Directors:

a.	the issue of shares or the granting of rights to subscribe for shares;

b.	the limitation or exclusion of pre-emption rights;

c.	the designation or granting of an authorisation as referred to in Articles 6.1, 7.5 and 10.2, respectively;

d.	the reduction of the Company’s issued share capital;

e.	the granting of an approval as referred to in Article 18.10;

f.	the making of a distribution from the Company’s profits or reserves on the common shares;

g.	the making of a distribution in the form of shares in the Company’s capital or in the form of assets, instead of in cash;

h.	the amendment of these articles of association;

i.	the entering into of a merger or demerger;

j.	the instruction of the Board of Directors to apply for the Company’s bankruptcy; and

k.	the Company’s dissolution.

26.2	For purposes of Article 26.1, a resolution shall not be considered to have been proposed by the Board of Directors if such resolution has been included in the convening notice or announced in the same manner by or at the request of one or more Persons with Meeting Rights pursuant to Articles 22.5 and/or 22.6, unless the Board of Directors has expressly indicated its support of such resolution in the agenda of the General Meeting concerned or in the explanatory notes thereto.

CLASS MEETINGS

Article 27

27.1	A Class Meeting shall be held whenever a resolution of that Class Meeting is required by Dutch law or under these articles of association and otherwise whenever the Board of Directors so decides.

27.2	Without prejudice to Article 27.1, for Class Meetings of common shares, the provisions concerning the convening of, drawing up of the agenda for, holding of and decision-making by the General Meeting apply mutatis mutandis.

27.3	For Class Meetings of preferred shares, the following shall apply:

a.	Articles 22.3, 22.8, 23.3, 25.1, 25.2 through 25.9 apply mutatis mutandis;

b.	a Class Meeting must be convened no later than on the eighth day prior to that of the meeting;

c.	a Class Meeting shall appoint its own chairman; and

d.	where the rules laid down by these articles of association in relation to the convening, location of or drawing up of the agenda for a Class Meeting have not been complied with, legally valid resolutions may still be passed by that Class Meeting by a unanimous vote at a meeting at which all shares of the relevant class are represented.

27.4	Holders of preferred shares may pass resolutions in writing instead of at a meeting by a unanimous vote of all shareholders concerned. The votes may be cast electronically.

REPORTING - FINANCIAL YEAR, ANNUAL ACCOUNTS AND MANAGEMENT REPORT

Article 28

28.1	The Company’s financial year shall coincide with the calendar year.

28.2	Annually, within the relevant statutory period, the Board of Directors shall prepare the annual accounts and the management report and deposit them at the Company’s office for inspection by the shareholders.

28.3	The annual accounts shall be signed by the Directors. If any of their signatures is missing, this shall be mentioned, stating the reasons.

28.4	The Company shall ensure that the annual accounts, the management report and the particulars to be added pursuant to Section 2:392(1) DCC shall be available at its offices as from the convening of the General Meeting at which they are to be discussed. The Persons with Meeting Rights are entitled to inspect such documents at that location and to obtain a copy at no cost.

28.5	The annual accounts shall be adopted by the General Meeting.

REPORTING - AUDIT

Article 29

29.1	The General Meeting shall instruct an auditor as referred to in Section 2:393 DCC to audit the annual accounts. Where the General Meeting fails to do so, the Board of Directors shall be authorised.

29.2	The instruction may be revoked by the General Meeting and, if the Board of Directors has granted the instruction, by the Board of Directors. The instruction can only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

DISTRIBUTIONS - GENERAL

Article 30

30.1	A distribution can only be made to the extent that the Company’s equity exceeds the amount of the paid up and called up part of its capital plus the reserves which must be maintained by law.

30.2	No entitlement to distributions is attached to preferred shares, other than as described in Articles 11.2, 32.1 and 33.3.

30.3	Distributions shall be made in proportion to the aggregate nominal value of the shares . In deviation of the previous sentence, distributions on preferred shares (or to the former holders of preferred shares) shall be made in proportion to the amounts paid up (or formerly paid up) on those preferred shares.

30.4	The parties entitled to a distribution shall be the relevant shareholders, usufructuaries and pledgees, as the case may be, at a date to be determined by the Board of Directors for that purpose. This date shall not be earlier than the date on which the distribution was announced.

30.5	The General Meeting may resolve, subject to Article 26, that all or part of such distribution, instead of being made in cash, shall be made in the form of shares in the Company’s capital or in the form of the Company’s assets.

30.6	The Board of Directors may resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 30.1 has been met and, if it concerns an interim distribution of profits, taking into account the order of priority described in Article 32.1.

30.7	A distribution shall be payable on such date and, if it concerns a distribution in cash, in such currency as determined by the Board of Directors. If it concerns a distribution in the form of the Company’s assets, the Board of Directors shall determine the value attributed to such distribution for purposes of recording the distribution in the Company’s accounts with due observance of applicable law (including the applicable accounting principles).

30.8	A claim for payment of a distribution shall lapse after five years have expired after the distribution became payable.

30.9	For the purpose of calculating the amount or allocation of any distribution, shares held by the Company in its own capital shall not be taken into account. No distribution shall be made to the Company in respect of shares held by it in its own capital.

DISTRIBUTIONS - RESERVES

Article 31

31.1	All reserves maintained by the Company shall be attached exclusively to the common shares.

31.2	Subject to Article 26, the General Meeting is authorised to resolve to make a distribution from the Company’s reserves.

31.3	Without prejudice to Articles 31.4 and 32.2, distributions from a reserve shall be made exclusively on the class of shares to which such reserve is attached.

31.4	The Board of Directors may resolve to charge amounts to be paid up on shares against the Company’s reserves, irrespective of whether those shares are issued to existing shareholders.

DISTRIBUTIONS - PROFITS

Article 32

32.1	Subject to Article 30.1, the profits shown in the Company’s annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:

a.	to the extent that any preferred shares have been cancelled without the distribution described in Article 11.2 paragraph b. having been paid in full and without any such deficit subsequently having been paid in full as described in this Article 32.1 or Article 32.2, an amount equal to any such (remaining) deficit shall be distributed to those who held those preferred shares at the moment of such cancellation becoming effective;

b.	to the extent that any Preferred Distribution (or part thereof) in relation to previous financial years has not yet been paid in full as described in this Article 32.1 or Article 32.2, an amount equal to any such (remaining) deficit shall be distributed on the preferred shares;

c.	the Preferred Distribution shall be distributed on the preferred shares in respect of the financial year to which the annual accounts pertain;

d.	the Board of Directors shall determine which part of the remaining profits shall be added to the Company’s reserves; and

e.	subject Article 26, the remaining profits shall be at the disposal of the General Meeting for distribution on the common shares.

32.2	To the extent that the distributions described in Article 32.1 paragraphs a. through c. (or any part thereof) cannot be paid out of the profits shown in the annual accounts, any such deficit shall be distributed from the Company’s reserves, subject to Articles 30.1 and 30.6.

32.3	Without prejudice to Article 30.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed.

DISSOLUTION AND LIQUIDATION

Article 33

33.1	In the event of the Company being dissolved, the liquidation shall be effected by the Board of Directors, unless the General Meeting decides otherwise.

33.2	To the extent possible, these articles of association shall remain in effect during the liquidation.

33.3	To the extent that any assets remain after payment of all of the Company’s debts, those assets shall be distributed as follows, and in the following order of priority:

a.	the amounts paid up on the preferred shares shall be repaid on such preferred shares;

b.	to the extent that any preferred shares have been cancelled without the distribution described in Article 11.2 paragraph b. having been paid in full and without any such deficit subsequently having been paid in full as described in Articles 32.1 and 32.2, an amount equal to any such (remaining) deficit shall be distributed to those who held those preferred shares at the moment of such cancellation becoming effective;

c.	to the extent that any Preferred Distribution (or part thereof) in relation to financial years prior to the financial year in which the distribution referred to in paragraph a. occurs has not yet been paid in full as described in Articles 32.1 and 32.2, an amount equal to any such (remaining) deficit shall be distributed on the preferred shares;

d.	the Preferred Distribution shall be paid on the preferred shares calculated in respect of the part of the financial year in which the distribution referred to in paragraph a. is made, for the number of days that have already elapsed during such part of the financial year; and

e.	any remaining assets shall be distributed to the holders of common shares.

33.4	After the Company has ceased to exist, its books, records and other information carriers shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

FINAL STATEMENTS

Finally, the person appearing declared that:

•	as evidenced by the Minutes, he has been authorised to execute this Deed; and

•	upon the execution of this Deed, the Company’s issued share capital amounted to one million seven hundred forty-five thousand two hundred thirty-six euro and seventeen eurocents (EUR 1,745,236.17).

The person appearing is known to me, civil law notary.

This Deed was executed in Amsterdam on the date mentioned in its heading.

After I, civil law notary, had conveyed and explained the contents of the Deed in substance to the person appearing, he declared that he had taken note of the contents of the Deed, was in agreement with the contents and did not wish them to be read out in full. Following a partial reading, the Deed was signed by the person appearing and by me, civil law notary.